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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                 NZ Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    629497108
              --------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
              Phil Radlick                           with a copy to:
         Chief Executive Officer                     Joseph M. Lesko
          Lipid Sciences, Inc.               Heller Ehrman White & McAuliffe
   7068 Koll Center Parkway, Suite 401       4250 Executive Square, 7th Floor
      Pleasanton, California 94566              La Jolla, California 92037
             (925) 249-4000                           (858) 450-8400
--------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 24, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

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      CUSIP NO. 629497108                                PAGE 2 OF 5 PAGES
----------------------------------                 -----------------------------


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
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lipid Sciences, Inc.                                                            I.D. No. 52-2171573
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (A) |_|
                                                                                          (B) |_|
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    3     SEC USE ONLY
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    4     SOURCE OF FUNDS*
          WC and OO
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
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                        7     SOLE VOTING POWER
     NUMBER OF
       SHARES                            0
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
                     ----------------------------------------------------------------------------------------
    BENEFICIALLY        8     SHARED VOTING POWER
      OWNED BY
        EACH                  2,985,584 (1)
                     ----------------------------------------------------------------------------------------
     REPORTING          9     SOLE DISPOSITIVE POWER
       PERSON
        WITH                             0
                     ----------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                         0
-------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,985,584 (1)
-------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|
-------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          43.8%
-------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
-------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                  SCHEDULE 13D

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      CUSIP NO. 629497108                                PAGE 3 OF 5 PAGES
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(1) Lipid Sciences, Inc. ("Lipid") has entered into a Stock Purchase Agreement, dated July 9, 2001 (the "Stock Purchase Agreement"), with Sun NZ, L.L.C. ("Sun NZ"), pursuant to which Sun NZ has (1) agreed to sell 1,505,402 shares (the "Purchased Shares") of NZ Corporation's common stock to Lipid at a price per share of $8.00; (2) agreed to vote all of the shares of NZ Corporation's common stock held of record or beneficially owned by Sun NZ or over which Sun NZ has the right to direct the vote (together the "Voting Securities"), under the terms of the Stock Purchase Agreement as follows: (a) in favor of the Merger Agreement (as defined herein) and the Merger (as defined herein), the approval of the terms thereof and all the transactions contemplated thereby, and any other transaction proposed by NZ Corporation (the "Issuer"), including, but not limited to voting in favor of each of the proposals to (i) change the name of the Issuer to "Lipid Sciences, Inc.," (ii) increase the capitalization of the Issuer, (iii) elect the persons specified in the Merger Agreement as directors of the Issuer, (iv) eliminate the provision in the Issuer's Articles of Incorporation (the "Articles") that each director must also be a stockholder of the Issuer, (v) add a provision to the Articles relating to Sun NZ's right to nominate persons to the Issuer's board of directors, and (vi) approve the Issuer's 2001 Performance Equity Plan; (b) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or of Sun NZ under the Stock Purchase Agreement; and (c) against any of the following, except as contemplated in the Merger Agreement: (i) any extraordinary corporate transaction or (ii) a sale or transfer of a material amount of assets of the Issuer or its subsidiaries and affiliates or a reorganization, recapitalization or liquidation of the Issuer; and (3) granted to Lipid an irrevocable proxy to vote Sun NZ's shares of Issuer's common stock in a manner consistent with (2) above.

     Lipid's power to direct the voting of the Voting Securities will be revoked if the "fundamental economic provisions" of the Merger Agreement are modified by the Issuer and Lipid. "Fundamental economic provisions" means the following: (i) the conversion ratio of 1.55902 set forth in the Merger Agreement is increased,
(ii) the Right as provided in Section 1.6(c)(ii) of the Merger Agreement is eliminated, (iii) the initial Closing Price of $12 is decreased, the period of 20 days is decreased, the Minimum Volume of 1,500,000 is decreased or the number of days in the Hundred Day Average price is changed, each as set forth in
Section 1.6(c)(iii) of the Merger Agreement, (iv) the opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. is withdrawn prior to the Effective Time of the Merger (as defined in the Merger Agreement), (v) the provisions of
Section 5.8 of the Merger Agreement are modified to not appoint the persons who are the nominees of Sun NZ, (vi) the provisions of Sections 5.17 or 5.18 of the Merger Agreement are modified, (vii) the dollar amounts set forth in Section 9.2 of the Merger Agreement are modified as follows, the $200,000 amount is increased or the $650,000 amount is decreased, and (viii) any other provision that modifies the fundamental rights or obligations of the Issuer or Lipid.


ITEM 1. SECURITY AND ISSUER.

     This statement constitutes Amendment No. 1 ("Amendment No. 1") to the statement on Schedule 13D filed by Lipid Sciences, Inc., a Delaware corporation ("Lipid") with the Securities and Exchange Commission on July 19, 2001 (the "Original Schedule 13D"), relating to the common stock, no par value, of NZ Corporation, an Arizona corporation (the "Issuer"). The principal executive offices of the Issuer are located at 333 North 44th Street, Suite 420, Phoenix, Arizona 85008. Except as amended and supplemented hereby, the statements contained in the Original Schedule 13D as heretofore filed with the Securities and Exchange Commission, are hereby reaffirmed and shall remain in effect.

ITEM 2. IDENTITY AND BACKGROUND.

     This Amendment No. 1 is filed on behalf of Lipid Sciences, Inc., a Delaware corporation. Lipid is a medical technology company engaged in the research and development of products focused on treating major medical indications in which a lipid component plays a key role. The address of Lipid's principal business and its principal office is 7068 Koll Center Parkway, Suite 401, Pleasanton, California 94566.

     The following is a list of the executive officers and directors of Lipid:

Phil Radlick, Ph.D, Chief Executive Officer, President and Director;


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                                  SCHEDULE 13D

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      CUSIP NO. 629497108                                PAGE 4 OF 5 PAGES
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Barry D. Michaels, Chief Financial Officer;

Jo-Ann Maltais, Ph.D, Vice President Scientific Affairs;

Robert J. Chin, Ph.D, Vice President Clinical and Regulatory Affairs;

Dale Richardson, Vice President Sales and Marketing;

Susan A. Capello, Vice President Intellectual Property;

Marc Bellotti, Vice President Product Development;

Jan Johansson, M.D., Ph.D, Vice President Clinical Research and Development;

Christopher A. Marlett, Chairman of the Board;

Bill E. Cham Ph.D, Director; and

Gary S. Roubin, M.D., Ph.D, Director.

     The present principal occupations of all of the executive officers of Lipid are as executive officers of Lipid. The business addresses of each of the executive officers of Lipid is 7068 Koll Center Parkway, Suite 401, Pleasanton, California 94566.

     Dr. Cham's principal occupation is the Director at Aruba International PTY, Ltd., a medical research and development concern in Australia. The address of Aruba International PTY, Ltd. and Mr. Cham's principal business address is 1645 Ipswitch Road, Unit 14, Rocklea, Queensland, Australia.

     Mr. Marlett's principal occupation is as a manager of MDB Capital Group, LLC, an investment banking firm. The address of MDB Capital Group, LLC and Mr. Marlett's principal business address is 401 Wilshire Boulevard, Santa Monica, California 90401.

     Dr. Roubin's principal occupation is the Director of Endovascular Therapy at Lenox Hill Hospital in New York. The address of Lenox Hill Hospital and Mr. Roubin's principal business address is 350 E. 79th Street 23A, New York, New York 10021.

     During the last five years, neither Lipid nor any person named in this Item 2 has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of the individuals named in this Item 2 is a citizen of the United States of America, except that Dr. Johansson is a citizen of Sweden, Dr. Cham is a citizen of the Netherlands and Dr. Roubin is a citizen of Australia.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     Lipid has entered into a Stock Purchase Agreement with Sun NZ, L.L.C. ("Sun NZ"), dated July 9, 2001 (the "Stock Purchase Agreement"), to purchase 1,505,402 shares of the Issuer's common stock from Sun NZ.

                                  SCHEDULE 13D

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      CUSIP NO. 629497108                                PAGE 5 OF 5 PAGES
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Reference is made to Item 4 for a further description of the transaction. The source of funds to purchase the shares of the Issuer's common stock will be a bridge loan from a third party, unaffiliated with the Issuer or Sun NZ and Lipid's working capital. Lipid has not yet determined the source, the terms or the amount of the loan. The amount of funds to be used to purchase the shares of the Issuer's common stock is $12,043,216.

ITEM 4. PURPOSE OF TRANSACTION.

     The first paragraph of Item 4 of the Original Schedule 13D is hereby deleted and replaced in its entirety with the following:

     On July 9, 2001, Lipid entered into a Stock Purchase Agreement with Sun NZ to purchase shares of the Issuer's common stock. Concurrently, Lipid entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Issuer, which provides that Lipid will merge with and into the Issuer (the "Merger"), with the Issuer being the surviving corporation after the Merger. Under the terms of the Stock Purchase Agreement, Sun NZ has agreed to vote all the shares of the Issuer's common stock that it owns in favor of the Merger. The closing of each of the Merger and the Stock Purchase Agreement is conditioned on the closing of the other. Immediately following the closing of the Stock Purchase Agreement and the Merger, the 1,505,402 shares of the Issuer's common stock purchased by Lipid from Sun NZ will be cancelled.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 of the Original Schedule 13D is hereby deleted and replaced in its entirety with the following:

     Exhibit 1 Stock Purchase Agreement, dated July 9, 2001, between Lipid Sciences, Inc. and Sun NZ, L.L.C. (incorporated by reference to Exhibit 99.1 to NZ Corporation's Form 8-K/A, filed with the Securities and Exchange Commission on August 10, 2001, SEC File No. 0-497).

     Exhibit 2 Agreement and Plan of Merger, dated July 9, 2001, between Lipid Sciences, Inc. and NZ Corporation (incorporated by reference to Exhibit 2.1 to NZ Corporation's Form 8-K, filed with the Securities and Exchange Commission on July 11, 2001, SEC File No. 0-497).


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  September 25, 2001

                                       LIPID SCIENCES, INC.


                                       By: /s/  PHIL RADLICK
                                       -----------------------------------------
                                       Phil Radlick, President and
                                       Chief Executive Officer